UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                        CHEMUNG FINANCIAL CORPORATION
                               (Name of Issuer)

                        Common Stock, Par Value $0.01
                        (Title of Class of Securities)

                                 164024 10 1
                                (CUSIP Number)

David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903;
Telephone: (607) 737-5077 with a copy to J. Philip Hunter, Esq., Sayles & Evans, One West Church Street, Elmira, New York 14901; Telephone: (607) 734-2271
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 23, 2003
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ( )

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 21 Pages

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No. 164024 10 1

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    David J. Dalrymple  S.S.# ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)   X

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF 7.  SOLE VOTING POWER                       0
SHARES
BENEFICIALLY  8.   SHARED VOTING POWER                   717,247
OWNED BY
EACH REPORTING 9.  SOLE DISPOSITIVE POWER                       0
PERSON WITH
     10. SHARED DISPOSITIVE POWER               717,247

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   717,247

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     X
     SHARES (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       19.18%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN


INSTRUCTIONS FOR COVER PAGE

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting
    person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR
    COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Robert H. Dalrymple     S.S.# ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)  X

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF 7.  SOLE VOTING POWER                                 0
SHARES
BENEFICIALLY  8.   SHARED VOTING POWER                   717,247
OWNED BY
EACH REPORTING 9.  SOLE DISPOSITIVE POWER                                 0
PERSON WITH
     10. SHARED DISPOSITIVE POWER               717,247

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,247

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     X
     SHARES (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       19.18%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN


INSTRUCTIONS FOR COVER PAGE

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting
    person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR
    COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Catherine D. Smith  S.S.####-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)  X

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF    7.  SOLE VOTING POWER                                0
SHARES
BENEFICIALLY  8.   SHARED VOTING POWER                   717,247
OWNED BY
EACH REPORTING 9.  SOLE DISPOSITIVE POWER                                 0
PERSON WITH
     10. SHARED DISPOSITIVE POWER               717,247

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,247

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     X
     SHARES (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       19.18%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         IN


INSTRUCTIONS FOR COVER PAGE

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting
    person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR
    COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

USIP No. 164024 10 1

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Dalrymple Holding Corporation   E.I. No. 16-1137772

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)  X

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)     00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION   New York

NUMBER OF 7.  SOLE VOTING POWER                              0
SHARES
BENEFICIALLY  8.   SHARED VOTING POWER                  68,016
OWNED BY
EACH REPORTING 9.  SOLE DISPOSITIVE POWER                                 0
PERSON WITH
     10. SHARED DISPOSITIVE POWER       68,016

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 68,016

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     X
     SHARES (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.82%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          CO


INSTRUCTIONS FOR COVER PAGE

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting
    person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR
    COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.


CUSIP No. 164024 10 1

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dalrymple Family Limited Partnership E.I. No. 16-1478376

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)      X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)   00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF 7.      SOLE VOTING POWER                               0
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                   448,510
OWNED BY
EACH REPORTING    9.       SOLE DISPOSITIVE POWER
       0
PERSON WITH
          10.     SHARED DISPOSITIVE POWER                      448,510

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
448,510

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      X
          SHARES (SEE INSTRUCTIONS)


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             11.99%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            PN


INSTRUCTIONS FOR COVER PAGE

(1) Names and L R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

Item 1.   Security and Issuer.

           Common Stock, Par Value $0.01

           Chemung Financial Corporation
           One Chemung Canal Plaza
           Elmira, NY 14902

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented so that the first paragraph thereof reads as follows:

     Pursuant to Rules 13d-(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned David J. Dalrymple, Robert H. Dalrymple, Catherine D. Smith, Dalrymple Holding Corporation, a New York Corporation, and Dalrymple Family Limited Partnership, a New York limited partnership, hereby file this Schedule 13D Statement jointly. The above-named persons are hereinafter sometimes collectively referred to as "the Reporting Persons." The Reporting Persons are making this single, joint filing because certain of the Reporting Persons may be deemed to share beneficial ownership over certain shares of the Common Stock of the Issuer as a result of family relationships among certain of the Reporting Persons. The Reporting Persons are also making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13 (d) (3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     David J. Dalrymple

           (a)  Name
                David J. Dalrymple

           (b)  Residence Address
                274 Coleman Avenue
                Elmira, NY 14903

           (c)  Present Principal Occupation
                President of Dalrymple Holding Corporation

      (d), (e) Legal Proceedings
          None

      (f) Citizenship
          United States

     Robert H. Dalrymple

      (a) Name
          Robert H. Dalrymple

      (b) Residence Address
          875 Upland Drive
          Elmira, NY 14905

      (c) Present Principal Occupation
          Secretary of Dalrymple Holding Corporation

      (d), (e)  Legal Proceedings
          None

      (f) Citizenship
          United States

     Catherine D. Smith

      (a) Name
          Catherine D. Smith

      (b) Residence Address
          430 Pine Drive
          Jackson, WY  83001

      (C) Present Principal Occupation
          None

      (d), (e)  Legal Proceedings
          None

      (f) Citizenship
          United States

     Dalrymple Holding Corporation

      (a) Name
          Dalrymple Holding Corporation

      (b) State of Organization
          New York

      (c) Principal Business
          Parent company of several construction companies


      (d) Principal Business Address
          2105 South Broadway
          Pine City, NY  14871

      (e), (f)  Legal Proceedings
          None

      The directors and executive officers of Dalrymple Holding Corporation are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)   name;

         (ii)   business address (or residence address where indicated);

         (iii) present principal corporation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv)   citizenship.

      During the last five years, neither Dalrymple Holding Corporation nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Dalrymple Family Limited Partnership

      (a) Name
          Dalrymple Family Limited Partnership

      (b) State of Organization
          New York

      (c) Principal Business
          Investing Partnership

      (d) Principal Business Address
          2105 South Broadway
          Pine City, NY 14871

     (e), (f)   Legal Proceedings
          None

David J. Dalrymple, Robert H. Dalrymple and Catherine D. Smith are the three general partners of Dalrymple Family Limited Partnership. The same individuals are also the limited partners of said partnership. Pursuant to the terms of the partnership agreement, said general partners share voting and dispositive powers with respect to all assets owned by said partnership, decisions to be made by a majority vote with each general partner entitled to cast one vote for each percentage point, or fraction thereof, of such general partners' partnership percentage in effect as of the date of such vote.


Item 3.   Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended by adding the following to the end thereof:

      Since February 5, 2002 David J. Dalrymple has acquired 3,700 shares by purchase on the open market in numerous separate trades (the only one of which occurred within the last 60 days being David J. Dalrymple's purchase of 2,200 shares on October 23, 2003 for $32.25 per share in a private transaction) and in addition has acquired 10,300 shares purchased as co-trustee of a trust under the Will of Mary Ellen Dalrymple, all of which shares were purchased from Dalrymple Holding Corporation, a joint filer of this Form 13D. Since February 5, 2002 Robert H. Dalrymple has acquired no additional shares except that he did as co-trustee acquire 10,300 shares purchased as co-trustee of a trust under the Will of Mary Ellen Dalrymple, all of which shares were purchased from Dalrymple Holding Corporation, a joint filer of this Form 13D.


Item 5.   Interest in Securities of the Issuer.

      Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in place thereof:

      (a)

      David J. Dalrymple

      For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 717,247. This number consists of 105,107 shares held directly in David J. Dalrymple's name, 64,690 shares held in the name of Robert H. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 13,008 shares held in the name of Catherine D. Smith, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 68,016 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 10,300 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which David J. Dalrymple is a 23.1% owner nor does it include 7,276 shares owned by his spouse, Joanne F. Dalrymple, of which shares David
     J. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 19.18%.

      Robert H. Dalrymple

      For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 717,247. This number consists of 64,690 shares held directly in Robert H. Dalrymple's name, 105,107 shares held in the name of David J. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 13,008 shares held in the name of Catherine D. Smith, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 68,016 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 10,300 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which Robert H. Dalrymple is a 23.1% owner nor does it include 5,007 shares owned by his spouse, Elizabeth T. Dalrymple, of which shares Robert H. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 19.18%.

      Catherine D. Smith

      For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 717,247. This number consists of 13,008 shares held directly in Catherine D. Smith's name, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 64,690 shares held directly in Robert H. Dalrymple's name, 105,107 shares held in the name of David J. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 68,016 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 10,300 shares held by David J. Dalrymple and Robert H. Dalrymple as co-trustees of trusts under the Will of Mary Ellen Dalrymple. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 19.18%.

            Dalrymple Holding Corporation

      For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 68,016. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 1.82%.

            Dalrymple Family Limited Partnership

      For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 448,510 shares. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 11.99%.

Item 5 is further amended by deleting part (b) in its entirety and inserting the following in place thereof:

(b)

David J. Dalrymple

      David J. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 717,247 shares of the Common Stock of the Issuer.

      Robert H. Dalrymple

      Robert H. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 717,247 shares of the Common Stock of the Issuer.

      Catherine D. Smith

      Catherine D. Smith may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 717,247 shares of the Common Stock of the Issuer.


      Dalrymple Holding Corporation

      Dalrymple Holding Corporation has shared voting and dispositive power over 68,016 shares of the Common Stock of the Issuer.

      Dalrymple Family Limited Partnership

      Acting through its three general partners, Dalrymple Family Limited Partnership has voting and dispositive power over 448,510 shares of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended by deleting it in its entirety and inserting the following in the place thereof:

      David J. Dalrymple, Robert H. Dalrymple and Catherine D. Smith are siblings. As a result of their close family relationship, the above-named individuals communicate regularly about a variety of concerns, including financial matters. Although there are no implicit or explicit arrangements, understandings or contracts among said persons with respect to the shares of this Issuer (other than pursuant to the terms of the Dalrymple Family Limited Partnership Agreement as described at Item 2 hereof), they each may rely in part on the advice and opinions of the others when making individual voting or dispositive decisions with respect to such shares.


Item 7.   Material to be Filed as Exhibits.

      Item 7 is hereby amended and supplemented by adding the following as Exhibits to the Schedule 13D:

      (1) Joint Filing Agreement, dated November 6, 2003 among David J. Dalrymple, Robert H. Dalrymple, Dalrymple Holding Corporation and Dalrymple Family Limited Partnership.





Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2003

Signature:            __s/ David J. Dalrymple__________________________

Name:            David J. Dalrymple.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2003

Signature:           __s/ Robert H. Dalrymple__________________________

Name:            Robert H. Dalrymple.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2003

Signature:           __s/ Catherine D. Smith___________________________

Name:            Catherine D. Smith.



 Signature:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  November 6, 2003

                  DALRYMPLE HOLDING CORPORATION

                  By: __s/ David J. Dalrymple__________________________

 Name:                 David J. Dalrymple.

 Title:                 President.



 Signature:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  November 6, 2003

                                   DALRYMPLE FAMILY LIMITED PARTNERSHIP

                                   By: ___s/ David J. Dalrymple__________

 Name:                 David J. Dalrymple.

 Title:                 General Partner.


                                   By: ___s/ Robert H. Dalrymple_________

 Name:                 Robert H. Dalrymple.

 Title:                 General Partner.


                                   By: ___s/ Catherine D. Smith__________

 Name:                 Catherine D. Smith.

 Title:                 General Partner.





                             EXHIBIT INDEX

      Exhibit No.      Description           Page No.

       1     Joint Filing Agreement between
             David J. Dalrymple, Robert H.
             Dalrymple, Catherine D. Smith,
             Dalrymple Holding Corporation
             and Dalrymple Family Limited
             Partnership                             20

      SCHEDULE I The name and present
             principal occupation of each
             of the executive officers
             and directors of Dalrymple
                                       Holding Corporation           21






                            JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, as amended by Amendment No. 5, dated November 6, 2003 (the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share, of Chemung Financial Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of November, 2003.

                 __s/ David J. Dalrymple_________________
                 David J. Dalrymple.


                 __s/ Robert H. Dalrymple________________
                 Robert H. Dalrymple.


                 __s/ Catherine D. Smith_________________
                 Catherine D. Smith.



                 DALRYMPLE HOLDING CORPORATION

                 By: __s/ David J. Dalrymple______________
                     David J. Dalrymple, President



                 DALRYMPLE FAMILY LIMITED PARTNERSHIP

                 By: __s/ David J. Dalrymple______________
                     David J. Dalrymple, General Partner






                                  SCHEDULE I

      The name and present principal occupation of each of the executive officers and directors of Dalrymple Holding Corporation are set forth below. Unless otherwise noted, each of theses persons is a United States citizen and has as his or her business address 2105 South Broadway, Pine City, New York 14871.

                   Position with
      Name          Reporting Person     Principal Occupation

     David J. Dalrymple    President            Same

     Edward C. Dalrymple,  Vice President       Same
     Jr.

     Robert H. Dalrymple   Secretary            Same

     Edward C. Dalrymple,  Treasurer            Same
     Sr.